Troutman Sanders, LLP
600 Peachtree Street, Suite 5200
Atlanta,GA 30208
Phone:404-885-3000
Fax: 404-962-6743

October 20, 2006

Mr.     Jim B. Rosenberg
Ms. Ibolya Ignat
Securities & Exchange Commission
Division of Corporate Finance
Mail Stop 6010
Washington, DC, 20549

Re: American Safety Insurance Holdings, Ltd. File No. 001-14795

Ladies & Gentlemen:

On behalf on American Safety Insurance Holdings, Ltd. (the “Company”), we are providing responses to the Staff’s comment letter dated September 13, 2006. The comments relate to the Company’s Form 10-K for the year ended December 31, 2005 and Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006. In this letter, references to “we” refer to the Company. To facilitate your review the Staff’s comments have been reproduced, with the Company’s responses following each comment.

Comment No. 1:

Item7.     Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Contractual Obligations

We note that you did not include unpaid losses and loss adjustment expense reserves to be paid in the contractual obligation table, and it would appear that these liabilities represent future legal obligations. Due to the significant nature of these liabilities to your business we believe their inclusion in the contractual obligation table will provide investors increased disclosure of your liquidity. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant’s contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K. Based on the above factors, please provide us in disclosure-type format your contractual obligation table to include the expected settlement of your loss reserves, gross of reinsurance.

Response:

In future Form 10-Ks, we will expand our disclosure of contractual obligations to include unpaid losses and loss adjustment expense reserves. Due to our high reliance on reinsurance, we believe that a footnote regarding gross loss reserves net of reinsurance recoverables is appropriate. We expect that this disclosure will read as follows, appropriately updated:

Our contractual obligations (in thousands) as of December 31, 2005 were:

                                                      Less than 1                                    More than 5
    Year Ended December 31,             Total            year         1-3 years       3-5 years         years
Long term debt                        $  37,811        $      -        $      -       $       -     $    37,811
Interest (1)                             95,062           3,026           6,155           6,741          79,410
Operating Leases                          1,262             661             590              11
Gross Loss Reserves (2)                 394,873          89,093         137,065          83,925          84,790
Total Contractual Obligations          $529,008        $ 92,780        $143,810       $  90,407      $  202,011

    (1)        The above table includes all interest payments through the expiration of interest rate swaps as discussed in Note 8 to the Company’s consolidated financial statements. At that time the Company may redeem the debt or continue with variable interest payments. All amounts are reflected based on final maturity dates. Variable rate interest obligations are estimated based on current interest rates. As a result of applying current interest rates to the respective LIBOR for each capital trust, the interest rate is 9.0%, 8.8% and 8.2% for American Safety Capital Trust, American safety Capital Trust II and American Safety Capital Trust III, respectively. These rates are used to calculate the variable interest rate obligations through maturity. Fixed rates include, where applicable, the effects of interest rate derivatives employed to manage such interest rate risk.

    (2)        The above table includes the expected settlement of our gross loss reserves. The Company relies on reinsurance to reduce our risk exposures. The expected payoff of Gross Loss Reserves net of Reinsurance Recoverables is as follows (in thousands): Total $233,978, less that 1 year $50,097, 1-3 years $84,394, 3-5 years $52,440, more than 5 years $47,047.

Comment No. 2:

Critical Accounting Policies
Investments

It appears you have had significant other than temporary losses on your investments during 2005 and have significant unrealized losses as of December 31, 2005 and June 30, 2006. Please provide the following information in disclosure-type format:

Response:

The Company did not have other than temporary losses at December 31, 2005, or June 30, 2006. The Company, in conjunction with its investment advisor, monitors its investments for potential impairments. In Part 1, Item 1 of the 2005 Form 10-K, on page 22, the Company discloses the credit quality of its investment portfolio. At December 31, 2005, 96.9% of the investment portfolio was rated A or better by S & P and Moody’s, with 75.8% being rated AAA. The total unrealized loss on bonds was $6.0 million at December 31, 2005, and $13.1 million at June 30, 2006. Based on our evaluation of the credit quality of the portfolio and the advice of our investment advisers at December 31, 2005, and June 30, 2006, the Company concluded that it did not have any other than temporary impairments to record, and did not record any.

Comment No. 2a:

Identify the amount of any material impairment charge reported in your Statement of Operations, how it was measured, and the related circumstances giving rise to the loss.

Response:

As noted in Note 2 to the audited financial statements included in the 2005 Form 10-K, on page 89, the Company did not record any impairment charge as regards investments during the twelve months ended December 31, 2005. Similarly, no impairment charge was recorded in the six months ended June 30, 2006. Note 2 also discloses that management concluded that any decrease in market value (at each of the twelve months ended December 31, 2005 and the six months ended June 30, 2006) was the result of changes in interest rate changes as contrasted with credit quality deterioration.

Comment No. 2b:

Describe whether, and how, those circumstances impact other material investments held.

Response:

Since there were no impairments, there were no secondary implications

Comment No. 2c:

Disclose the following as it relates to the securities with an unrealized loss:

Comment No. 2c1:

Describe the risks and uncertainties inherent in the assessment methodology, including the impact on future earnings and financial position should management later conclude that the decline is other-than- temporary;

Response:

In our Critical Accounting Policies, unrealized losses are on page 56 of our 2005 Form 10-K, we disclose that the identification of distressed investments and the assessment of whether a decline is other than temporary involve significant management judgment and require evaluation of factors including but not limited to:

o    Percentage decline in value and the length of time during which the decline has occurred,
o    Recoverability of principal and interest,
o    Market conditions,
o    Ability to hold the investment to maturity,
o    A pattern of continuing operating losses of the issuer,
o    Rating agency actions that affect the issuer's credit status,
o    Adverse changes in the issuer's availability of production resources, revenue sources, technological conditions, and
o    Adverse changes in the issuer's economic, regulatory or political environment.

As noted above, given the Company’s focus on credit quality,unrealized losses are not a material issue for the Company, and we do not believe that any further disclosure is warranted.

Supplementally, we note that should we conclude that securities carrying an unrealized loss have been other than temporarily impaired, our future earnings would be reduced by the carried unrealized loss on fixed maturity investments, which was $6.0 million at December 31, 2005, and $13.1 million at June 30, 2006. As mentioned previously, these unrealized losses resulting from of rising interest rates and not from credit issues with the issuer. As a result, management concludes that the recoverability of the principal and interest is reasonably assured and no impairment needed to be recognized.

Comment No. 2c2:

Disclose any concentrations in the types of securities or industries that exist;

Response:

        In our 2005 Form 10-K on pages 21 and 22, in Part 1, Item 1, we disclose the concentrations of our investment portfolio by investment type.

Supplementally, we note the following as at December 31, 2005. Mortgage backed securities were the largest class of investments in the portfolio, representing 30.1% of the entire portfolio. All mortgage backed securities are insured by the U.S. Government. The single largest security in this class is a Fannie Mae investment with a $6.6 million par value. U.S. Government securities were the second largest class at 19.7%, with the largest security having a par value of $8.4 million. Corporate fixed maturities were the third largest class at 19.2% of the total portfolio, with the largest single security being Praxair, Inc. with a par value of $2.5 million. In the corporate sector, the Company has concentrations in the banking area with $16.8 million invested, or 3.8% of the total portfolio, with the largest single security being Bank of America with a par value of $2.0 million. The Company also has a concentration in the consumer-non cyclical area with $11.6 million invested, or 2.7% of the total portfolio, with the largest single security being Bottling Group, LLC with a par value of $2.4 million. Given our credit quality focus, we do not believe that including this additional detail is warranted.

Comment No. 2c3:

Disclose the percentage of the fair value of securities and unrealized loss that are non-investment grade and securities that are not rated;

Response:

As noted above, because of the Company’s focus on credit quality, this is not a material issue for the Company. Supplementally, we note that as disclosed in Part 1, Item 1 of the 2005 10-K on page 22, the Company had $2.8 million, or 0.8% of its investment portfolio in below investment grade securities. The unrealized loss on these securities was $153,000 at December 31, 2005, and $63,000 at June 30, 2006. During July 2006, $2.0 million of these securities matured and the Company received full repayment of principal and interest.

Comment No. 2c4:

Identify the type, carrying value and unrealized loss of individual material underwater securities;

Response:

Supplementally, the Company notes that at December 31, 2005 and June 30, 2006 the Company did not have any individual material underwater securities.

Comment No. 2c5:

State whether the company has the ability and intent to hold securities with unrealized losses until they mature or recover in value;

Response:

Supplementally, the Company notes that it has the ability and intent to hold securities with unrealized losses until they mature or recover in value. However, all investment securities are characterized as “available for sale,” and the Company may, from time to time, sell securities in response to market conditions or interest rate fluctuations in accordance with its investment guidelines or to fund the cash needs of individual operating subsidiaries. When a decision is made to sell a security that has an unrealized loss, the loss is recognized at the time of the decision.

 Comment No. 2d:
 For securities that you sold during the year at a loss, disclose:
         1.       The amount of the loss recorded and the fair value at the sales date,
         2.       Facts and circumstances giving rise to the loss and the sale,
         3.       The period of time that the security had been continuously in an unrealized loss position; and
         4.       Why that sale doesn't contradict your assertion regarding your ability and intent to bold securities with unrealized losses until they mature or recover in value, if nd as applicable.

Response:

Supplementally, the Company notes that it did not sell any securities at a material loss, with the aggregate realized loss being $240,000 for the twelve months ended December 31, 2005, and $150,000 for the six months ended June 30, 2006.

Comment No. 3:

Reserves

We believe your disclosure regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management’s method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please provide us, in disclosure-type format, the following information for each material line of business and also consider providing any additional information, in disclosure- type format, to achieve this objective.

Comment No. 3a:

Please disclose the amount of the reserve for loss and loss adjustment expense for each year presented.

Response:

In future Form 10-Ks we will include information comparable to the following:

The carried net loss reserves for material lines of business:

                                                   December 31, 2004 (in thousands)
                                                    Loss                     Loss Adjustment              Total
On-Going:                                     Case             IBNR        Case             IBNR        Case and IBNR
                  Environmental          $    7,193      $   13,499      $  3,147      $    9,050     $   32,889
                  Construction               15,727          52,488         3,527          34,997        106,739
                  Surety                      (181)             220            85             146            270
                  Programs                    5,047           8,195           840           3,478         17,560
                  Total                   $  27,786      $   74,402      $  7,599       $  47,671      $ 157,458

Run-Off:                                      8,321          16,492           788             981         26,582
                                          $  36,107      $   90,894      $  8,387       $  48,652      $ 184,040

                                                   December 31, 2005 (in thousands)
                                                   Loss                   Loss Adjustment                  Total
On-Going:                                     Case            IBNR          Case           IBNR         Case and IBNR
                  Environmental           $  10,420     $    19,386      $  2,405       $  12,994     $   45,205
                  Construction               14,212          75,451         2,954          50,302        142,919
                  Surety                      (795)             372           396             247            220
                  Programs                     5337          10,749         1,292           4,034         21,412
                  Total                   $  29,174      $  105,958      $  7,047       $  67,577      $ 209,756
Run-Off:                                      6,933          14,043           558           2,688         24,222
                  Total                   $  36,107      $  120,001      $   7605       $  70,265      $ 233,978

* Represents 30 different programs with diverse risks. Some programs are in runoff.

Comment No. 3b:

Because IBNR reserve estimates are more imprecise, please disclose the amount of IBNR separately from case reserves.

Response: Please see above table.

Comment No. 3c:

We acknowledge your discussion of the methods you used to determine your reserve for loss and loss adjustment expense included elsewhere in the document. Ensure that this description:

Comment No. 3c1:

Explains how the methods you use for your short-tail business differ from methods you use for long-tail business:

Response:

In future Form 10-Ks we will disclose that:

        Short-tail business is defined as business for which claims are received and settled within one year. We write an immaterial amount of short-tail business as part of our Specialty Programs business.

Total net reserves for short-tail lines of business are not material and as of December 31, 2005 were $359,000 or 0.15% of total net reserves.

Comment No. 3c2:

Identifies the unique development characteristics of each material short-tail and long-tail line of business:

Response:

As noted above, the Company does not write a material amount of short-tailed business. In the aggregate, our primary long-tail lines are Construction, where we offer general liability insurance to construction contractors, and Environmental, where we offer general liability and professional liability insurance to environmental contractors and consultants. In future Form 10-Ks we will provide disclosure comparable to the following:

        Construction: In addition to evaluating the loss reserves on an all exposures combined basis, the actuarial staff evaluates reserves for each of the following exclusive categories:(1) construction defect claims in California; (2) construction defect in all other states; (3) commercial and residential contractors’ claims other than construction defect; (4) claims in New York state; (5)claims from products liability exposures; (6) claims from habitational risks (7) claims from miscellaneous risks.

        Construction defect claims, in general, had a higher frequency, a lower severity and a longer reporting period than other types of claims. The construction defect exposures in placeStateCalifornia were analyzed separately from other states because of the state’s relatively longer statue of repose, which makes the claim reporting period longer, and the litigious environment, which makes the claims more expensive. Other commercial and residencontractors’ claims tended to be high in severity. The Company wrote placeStateNew York commercial contractor risks in 1999, 2000, and 2001. Due to the short amount of time we wrote this business and the higher severity in placeStateNew York claims, the reserves for these exposures are calculated separately. Products liability claims tend to be severe and took longer time to report. The habitational exposures are mostly slips and falls on the insured premises with low severity and frequency.

        Environmental: Most exposures involved common types of bodily injury and property damage claims. These claims tend to be reported sooner but take longer to settle because often times multiple parties are involved in a claim. The loss development patterns and the expected loss ratios are estimated based on our actual emerged losses.

Comment No. 3c3:

Describes the method you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

Response:

        As disclosed in our Critical Accounting Policies, on page 57 of our 2005 Form 10-K, we deploy several methods in determining our ultimate losses: (i) the expected loss ratio method (ii) the loss development method based on paid and reported losses (iii) the Bornhuetter-Feguson method based on expected loss ratio, paid losses and reported losses. Each of these methods is used to calculate ultimate losses reserves. In each case IBNR is calculated by subtracting cumulative paid claims and case reserves from the ultimate loss reserves.

As the Company writes long-tail business, the current year ultimate loss reserve is developed using the expected loss ratio method. The method is appropriate because there are very few claims reported from the most recent accident year for long-tail lines of business. The expected loss ratio is determined based on the review of the projected ultimate loss ratios for the prior accident years. At December 31 2005, the carried loss and loss adjustment reserves for accident years prior to 2005 were determined largely based on the indications produced by the Bornhuetter-Ferguson method because of the additional claims experience gained as the line matures.

Comment No. 3c4:

Describes the extent of your procedures for determining the reserve for loss and loss adjustment expense on both an annual and interim reporting basis:

Response:

In future filings we will disclose that on a quarterly basis the Company’s internal actuary performs a review of lines of business with significant net exposure. The evaluation entails the examination of our current actuarial assumptions compared to actual claim activity. If there is a material deviation from actual emerged losses and the actuarially determined expected losses, further research is completed to determine the cause. Discussions with the claims staff and the underwriting staff about these deviations, in some cases, reveal trends that warrant modifications of the current assumptions about loss development patterns and or expected loss ratios. Based on these latest loss reserve projections, management establishes revised estimates of loss reserves as appropriate.

As part of our year-end audit, the Company has an external actuarial firm review the analysis, prepared by our internal actuary and issue an actuarial opinion on the insurance operating companies’ reserve adequacy.

Comment No. 3d:

        If management has added an incremental provision to the reserve for loss and loss adjustment expense determined by your actuaries, quantify the incremental provision, describe the method used by management to determine it and the extent to which that method differs from period to period, and identify and analyze the specific underlying reasons that explain why management believes it is necessary.

Response:

Management has not added any incremental provision to reserves for loss and loss adjustment expense as determined by our actuaries.

Comment No. 3e:

It appears that you have significantly revised your provision for losses of insured events of prior years. Your disclosure of the reserve development for prior years mainly explains which lines of business were affected and the years in which the revision took place but it does not explain the actual factors or events that caused the revisions. Please provide the following to explain the reasons for your change in estimate for construction and runoff business lines:

Comment No. 3e1:

Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.

Comment No. 3e2:

Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

Response:

The Company focuses on providing insurance products and solutions to niche underserved markets that exhibit less competition and have less historical claims data than the standard insurance market and where we have specialized expertise. As we enter a new line of business, we use available industry information and the advice from internal and external actuaries to estimate our expected loss ratios and loss trends. As our business develops, we supplement the estimates with our actual loss experience. Changes to reserves are made in the period a variance emerges between expected development and actual development. In future Form 10-Ks we will provide disclosure comparable to the following:

        Construction: In 2003, we had projected the loss reserves with the Bornhuetter-Ferguson method. The expected loss ratios and loss development patterns were based on the industry loss development patterns for a similar line of business. During the year, the accident year 2001 claims from placeStateNew York contractors and the product liability policies contributed to the overall higher than expected reported losses. In projecting 2003 ultimate losses, we relied on the indication produced by Bornhuetter-Ferguson method which accounted for the higher than expected reported losses and resulted in higher projected loss reserves that originally projected.

        The loss reserves for New York Contractors developed adversely in the first two quarters of 2004. In response to this adverse development, the Company’s actuary increased the expected loss ratio resulting in $3.2 million reserves as reported in our Form 10-Q for the period ended June 30, 2004.

        In the third quarter of 2004, in response to adverse trends, the Company’s actuary staff initiated a process to evaluate the loss reserves for each of the following categories in addition to evaluation on an all exposures combined basis: (1) construction defect claims in California; (2) construction defect claims in all other states; (3) commercial and residential contractors’ claims other than construction defect; (4) claims in New York state; (5) claims from products liability exposures; (6) claims from habitational risks (7) claims from miscellaneous risks. Analyzing each category enabled us to isolate the causes for the adverse loss development. In analyzing losses by risk category, we noticed that the adverse development for accident year 2001 was partly due to the contractors in placeStateNew York, but we also noticed the emerged losses across all categories were higher than expected.

        Since most of the categories had long loss development tails and thin actual data volumes, the actuarial staff continued to evaluate the loss reserves on an all exposures combined basis. As the result of our analysis, we increased the expected loss ratios by 5% for accident years 2000, 2001 and 2002 on an all exposures combined basis. The indicated loss reserves from the risk analysis of the specific categories were compared to the indicated loss reserves from the all exposures combined analysis in determining the loss reserves. This additional analysis resulted in a $3.0 million increase to our prior loss reserves as reported in our Form 10-Q as of September 30, 2004.

        In 2005, the Company commuted two excess of loss reinsurance treaties with a former reinsurer. The negotiated commutation price was approximately $1 million less than the recoverable from the reinsurer which was recorded in the second quarter of 2005. Additionally, in the fourth quarter 2005, the accident year 2001 losses from commercial and residential contractors’ claims other than construction defect ricategory developed adversely. During the fourth quarter 2005, the Company engaged an actuarial consulting firm to provide construction defect claim count development patterns based on a group of companies writing construction contractors business since the early 1990s in placeStateCalifornia and other states. We implemented these claim count development patterns, which were based on a larger number of claims and a longer development history than we previously had used in estimating future construction defect claim counts.

        As a result, we increased the expected loss ratio from 30% to 35% and revised our loss development patterns to account for the change in reporting patterns. These changes to the assumptions resulted in $1.2 million increase to our prior net loss reserves.continue to monitor actual loss development and reporting trends compared to our actuarially determined projected development.

        Workers' Compensation (Run Off): In 2003, the $3.6 million increase in workers compensation prior year reserves was a result of claim development trends that exceeded actuarial modeling expectations. In response to this trend, we changed the assumptions in our worker’s compensation valuation model to better reflect historical loss development patterns. We revised the loss development patterns to reflect the higher exposures, and increased the expected loss ratios from 75% to 80% for accident year 2000, from 75% to 102% for accident year 2001, from 75% to 95% for accident year 2002 and from 75% to 85% for accident year 2003.

        In 2004, the $2.9 million prior year reserve development was attributable to higher than expected reported losses, primarily from placeStateNew York contractors. After our actuarial review, we increased the expected loss ratios for accident years 2002, 2003 and 2004 by 15 to 20 percentage points and revised the loss development patterns to reflect the actual emerged experience for the development through the 48th month, and supplemented the tail factors from the 48th month to ultimate with a combination of the industry all states factors and the factors from New York Compensation Insurance Rating Bureau (NYCIRB). The Workers’Compensation business was put in run off in 2004.

There was no prior year reserve development for Workers’Compensation in 2005.

Comment No. 3f:

Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses for all major lines of business. In addition please disclose the following:

Comment No. 3f1:

For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.

Response:

As mentioned in response to question 3e above, the Company focuses on providing insurance products and solutions to niche underserved markets that exhibit less competition than the standard insurance market and where we have specialized expertise. As we enter a new line of business, we use available industry information, which is often limited due to the nature of our business, and the advice from internal and external actuaries to estimate our expected loss ratios and loss trends. As our business develops, we supplement the estimates with our actual loss experience, and record necessary changes to carried reserves when differences in assumptions emerge. Our primary lines or business are our Environmental and Construction lines.

The Company has been writing Environmental products for 20 years. We have developed expected loss ratios and development patterns using our actual claims cost and reporting patterns determining reserves.

We have been writing Construction policies since 1999 and continue to project the loss reserves for each specific risk category as well as the loss reserves on an all risk categories combined basis. During the fourth quarter 2005, the Company engaged an actuarial consulting firm, to provide construction defect claim count development patterns based on a group of companies writing construction contractors business since the 1990‘s in placeStateCalifornia and other states. We implemented these claim count development patterns, which were based on a larger number of claims and a longer development history, in estimating future construction defect claim counts. We continue to monitor actual loss development and reporting trends compared to our actuarially determined projected development.

Comment No. 3f2:

Explicitly identify and discuss key assumptions as of December 31, 2005 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

Response:

There were no key assumptions as of December 31, 2005, that were inconsistent with historical loss development factors except for our application of the claim count development discussed above. In future Form 10-Ks we will include language to the following effect:

Our experience with construction claims remains limited and prior to the fourth quarter of 2005 our reserve calculations were based upon a combination of industry and Company loss development patterns. During that quarter we retained an actuarial consulting firm that provided us with construction defect claim counts based upon a larger population that we now use to calculate reserves.

Comment 3g:

In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely. It does not appear that the mathematical calculation of a 5% change in the net loss reserves included in this section provides the impact of reasonably likely changes in key assumptions.

Response:

Included in the Form 10-K for December 31, 2005, on page 57 is the following statement: “it is certain that the actual future losses and loss adjustment expenses will not develop exactly as projected and may, in fact, vary significantly from the projections. If the net loss reserves were to increase by 5% this would reduce pre-tax income by $11.7 million. If the net loss reserves were to decrease by 5% this would increase pre-tax income by $11.7 million.”

As described above, a number of assumptions were made in the determination of the best loss reserve estimate for each line of business at December 31, 2005. The key assumptions among them were the expected loss ratios and loss development patterns. If the actual future losses and loss adjustment expenses develop materially differently from these key assumptions, there could be a potential for significant variation in the development of loss reserves. The effect of any specific assumptions can vary by accident year and line of business. We performed sensitivity analyses that tested the effects on the loss reserve position of using alternative loss ratios and loss development patterns rather than those actually used in determining the reserve at December 31, 2005. The tests addressed each major line of business for which a material deviation to the overall reserve position is believed reasonably possible and used what we believed was reasonably likely range of potential deviation for each line of business. In future Form 10-Ks we will include the table below, appropriately updated, which displays the resulting range of potential deviation of the net loss reserves for each of the major lines of business:

                                   Variability of Loss Reserves Based on Reasonably Likely Assumptions

                                               Possible Amount Change     Possible Amount Change
                                               From The Best Estimate       From The Best Estimate

                            Best Estimate      Decrease       Increase       Decrease     Increase
Construction                 $182,783,486    $(8,876,969)    $10,193,588      (5)%           6%
Environmental                 $43,764,520    $(3,387,269)     $2,096,622      (8)%           5%
Workers Compensation
(Run-Off)
                              $10,056,913    $(1,112,195)      $  42,295     (11)%           8%
Excess Municipalities
(Run-Off)
                              $ 9,534,672    $(1,003,576)      $ 540,388     (11)%           6%

* Excluding Assumed Stop Loss Reinsurance

Comment 4:

Please discuss and quantify in disclosure-type format the effect that your ceded reinsurance activities had on financial position, results of operations, and cash flows for the periods presented. Also discuss changes you have made to your past reinsurance strategies in developing your current strategies and the expected effect that those changes may have on your financial position, results of operations and cash flows. Describe any limitations on your ability to cede future losses on a basis consistent with historical results and their expected effect on financial position, operating results and cash flows. Such limitations could relate to changes in reinsurance market conditions, a restructuring of your reinsurance treat-loss or the absence of remaining limits for specific accident years under existing treaties.

Response:

The following table depicts the effects on our financial position and results of operations of our ceded reinsurance activities, and we will include this table (or a similar table) in future Form 10-Ks:

                                                             2003                 2004                2005
Shareholders' Equity As Reported                          $ 95,343          $   208,780         $   118,435
Effects of Reinsurance                                     (2,597)                5,033             (3,233)
Shareholders' Equity without Reinsurance                  $ 92,746          $   213,813         $   115,202

Net Earnings as Reported                                    $7,414          $    14,757         $    14,656
Effects on Reinsurance                                     (2,597)                5,033             (3,233)
Net Earnings without Reinsurance                             4,817          $    19,790         $    11,423

The following table depicts the increase/decreases on our cash flows of our ceded reinsurance activities:
                                                              2003                 2004                2005
Decrease in Net cash from operations                        $ 7,878          $ (24,404)          $ (21,640)

        Our business continues to involve ceding parts or significant portions of the risks that we underwrite to reinsurers. The availability and cost of reinsurance are subject to prevailing market conditions that are beyond our control and are factors that could materially impact our financial condition and operating results. There is no certainty that reinsurance will continue to be available in the form or in the amount that we require or, if available, at an affordable cost. The availability of reinsurance is dependent not only on reinsurers’ reaction to the specific risks that we underwrite, but also events that impact the overall reinsurance industry, such as the recent hurricanes in 2005. If we are unable to maintain or replace our reinsurance, our total loss exposure would increase and, if we were unwilling or unable to assume that increase in exposure, we would be required to mitigate the increase in exposure by writing fewer policies or writing policies with lower limits or different coverage.

In future filings we will include disclosure comparable to the following:

        Due to increasing reinsurance rates and after completing an analysis of our reinsurance structure prepared by our broker, management decided not to purchase reinsurance in connection with its construction (in July 2005) and surety (in June 2006) lines of business. This decision will increase our net earned premium and related loss and loss adjusted expense. The impact on our statement of financial position will be an increase to cash and loss reserve and a decrease to reinsurance recoverables. Otherwise, there were no material changes to our reinsurance strategy during 2005.

Comment No. 5:

Form 10 — Q March 31, 2006 and Form 10-Q June 30. 2006

It appears that the certifications pursuant to Sections 302 and 906 of the Sarbanes — Oxley Act of 2002 have been omitted from these filings. Please amend these filings to include the certifications as appropriate. Refer to Exhibits 31 and 32 of Item 601 of Regulation S-K.

Response:

In a telephone conversation on September 15, 2006, the Company pointed out that the Section 302 and 906 certificates were included in each of the referenced filings. However the Exhibit header was inadvertently omitted in each case, resulting in the certificates being included on the body of the filling. In that discussion, the Staff agreed that an amendment to the referenced fillings would not be required. The Company will ensure that in all future fillings the appropriate exhibit headings will be included in order that the certificates be correctly filed as Exhibits 31 and 32 respectively.

Per your request, the Company acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	The Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing and;

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the placecountry-regionUnited States.

Should the Staff have questions about any of the Company’s responses or have additional comments, please feel free to contact me.

Sincerely,

Troutman Sanders, LLP

/S/:  W. Brinkley Dickerson, Jr.
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W. Brinkley Dickerson, Jr.